[LETTERHEAD OF GRAUBARD MILLER APPEARS HERE]

(212) 818-8881	(212) 818-8696
Facsimile	email address
smoalemzadeh@graubard.com

October 26, 2006

VIA EDGAR AND OVERNIGHT MAIL

Mr. Owen Pinkerton

Senior Attorney

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Terra Nova Acquisition Corporation
Preliminary Proxy Statement on Schedule 14A
Filed September 15, 2006
File No. 000-32455

Dear Mr. Pinkerton:

On behalf of Terra Nova Acquisition Corporation (“Company” or “Terra Nova”), we respond as follows to the Staff’s comment letter dated October 13, 2006 relating to the above-captioned Proxy Statement. Captions and page references herein correspond to those set forth in Amendment No. 1 to the Proxy Statement, a copy of which has been marked with the changes from the original filing of the Proxy Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 1 to Ms. Amanda McManus. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Mr. Owen Pinkerton

Securities and Exchange Commission

October 26, 2006

General

1.	We note various references throughout your proxy statement to third party supporting materials. For example, we note references to Inc. Magazine and Staffing Industry Report on page 10. Please provide us with copies of all such materials and highlight the portions of those materials that support your disclosure. In connection with this please also provide us with support for your contention that ClearPoint is a “leading provider of workforce management solutions throughout the United States” and disclose the measurement you are using in making this determination.

Copies of all references will be forwarded to Ms. McManus. We have revised the proxy statement to remove the language that ClearPoint Business Resources, Inc. (“ClearPoint”) is a “leading provider of workforce management solutions throughout the United States.”

2.	Please provide us copies of all “board books” used by Terra Nova in making its determination to approve the merger and recommend that shareholders vote in favor of it.

Copies of the requested information will be sent to Ms. McManus.

3.	Please tell us the exemption from registration upon which you are relying for the issuance of securities to the C1earpoint shareholders and provide facts tending to support your use of such exemption.

The issuance of the Terra Nova shares to the ClearPoint stockholders in the merger is exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 and Rule 506 promulgated under the Securities Act of 1933. ClearPoint has only nine stockholders, all of whom have signed the merger agreement. Pursuant to Section 1.13(b) of the agreement, each such stockholder is representing that: (i) all Terra Nova common stock is being acquired for such stockholders’ own account and not with a view towards distribution, (ii) such stockholder understands that he must bear the economic risk of the investment, (iii) such stockholder has had both the opportunity to ask questions and receive answers from the officers and directors of Terra Nova, (iv) such stockholder has access to Terra Nova’s SEC filed reports, (v) such stockholder is an “accredited investor” as such term is defined in Rule 501(a) promulgated under the Securities Act of 1933 or possesses sufficient knowledge and experience in financial and business matters, and (vi) such stockholder understands that stock certificates representing shares of Terra Nova common stock that he will receive will bear legends that restrict his transfer of such shares. Upon consummation of the merger, Terra Nova will file a Form D as required under Rule 506.

4.

Please provide additional information regarding the identity of the initial stockholders of Terra Nova who own 22 percent of the outstanding shares and have agreed to vote in favor of the proposals set fort in the PREMl4A. In connection with this please advise us as to whether they have entered into an agreement to vote their

Mr. Owen Pinkerton

Securities and Exchange Commission

October 26, 2006

shares in favor of the merger agreement and other proposals/or, if not, how their votes were obtained without conducting a solicitation as such terms is defined by Rule 14a-1 of the Exchange Act. In addition, we refer to disclosure on page 113 that discloses the identity of the shareholders who purchased their shares prior to the IPO, but the aggregate percentage ownership of about 18 percent differs from the 22 percent as disclosed on the cover page and elsewhere. In addition, we refer to disclosure on page 39, it appears that only 1,200,000, not the full 1,458,000 shares are committed to voting in favor of the proposals. Please advise us as to the reasons for the apparent discrepancy or provide better disclosure differentiating these “initial stockholders” from the initial stockholders listed on page 113.

We have revised the disclosure on page 11 of the proxy statement to identify the Terra Nova Inside Stockholders who own 22% of the outstanding shares. The 22% ownership consists of 1,200,000 shares purchased prior to Terra Nova’s initial public offering (“IPO”), as well as 258,500 shares purchased in the open market. We currently state on page 11 of the proxy statement that the Terra Nova Inside Stockholders entered into agreements with Terra Nova and EarlyBirdCapital, Inc., the managing underwriter of Terra Nova’s IPO, pursuant to which each Terra Nova Inside Stockholder has agreed to vote the 1,200,000 shares issued prior to Terra Nova’s IPO on the merger proposal in accordance with the majority of the votes cast by the holders of shares issued in the IPO. These agreements were entered into in 2005 in connection with the IPO. We further state that the Inside Stockholders have also indicated that they intend to (i) vote such 1,200,000 shares in favor of all other proposals being presented at the meeting and (ii) vote the 258,500 shares they purchased in open market transactions in favor of all of the proposals being presented at the meeting, including the merger proposal. There are no agreements with respect to the voting of the 258,500 shares; just the expressed intention of the Terra Nova Inside Stockholders. We have revised the proxy statement to include such disclosure on page 37. We advise you supplementally that the disclosure on page 116 only relates to the 1,200,000 shares issued to the Terra Nova Inside Stockholders prior to Terra Nova’s IPO. This percentage does not take into account the 258,500 shares which have been purchased in open market transactions, as disclosed on pages 11 and 37 of the proxy statement.

5.	Please include the information required by Item 1(c) of Schedule 14A.

We have revised the proxy statement to include the information required by Item 1(c) of Schedule 14A.

Questions and Answers about the Proposals, page 3

Why is Terra Nova proposing the merger?, page 3

6.	We refer to your disclosure of the compound annual growth rate of ClearPoint’s revenues from FY 2001 to FY 2005. This disclosure is not balanced and does not

Mr. Owen Pinkerton

Securities and Exchange Commission

October 26, 2006

reflect the increasing net losses during the same period. If you choose to include financial results in the Q&A they should be balanced. Please revise accordingly.

We have revised the section entitled “Questions and Answers about the Proposals” on page 3 of the proxy statement to include disclosure that balances the financial results.

What vote is required in order to adopt the merger proposal? Page 4

7.	Please quantify the number of “FOR” votes that will be required to approve the merger and disclose here how many shares you currently have outstanding. In addition, disclose the maximum number of shares that may require conversion in order for the merger to be consummated.

In connection with SEC Comment No. 11 below, we have removed this question. However, we have revised the section entitled “Summary of the Proxy Statement – Quorum and Vote of Terra Nova Stockholders” on page 14 of the proxy statement to disclose the amount of Terra Nova shares that are currently outstanding and the maximum number of shares that may be converted into a pro rata portion of Terra Nova’s trust fund and still consummate the merger. The approval of the merger will require the affirmative vote of holders of a majority of shares of Terra Nova’s common stock sold in its IPO and present and in person or represented by proxy and entitled to vote at the special meeting. Since we do not know how may shares will be present or represented by proxy at the meeting, we cannot determine at this time the actual number of “FOR” votes that will be required to approve the merger.

How do the Terra Nova insiders intend to vote their shares? Page 5

8.	In light of your disclosure in the third full paragraph on page 4 that approval of the merger will require the affirmative vote of a majority of the shares sold in the IPO, it is not clear how the vote of insider shares owned prior to the IPO has any bearing on the outcome of the merger vote. Please revise to clarify that the insider voting agreement will not impact the outcome of the merger proposal or advise.

In connection with SEC Comment No. 11 below, we have removed this question. However, as discussed above, the Terra Nova Insiders have agreed to vote the shares held by them that they acquired prior to the IPO in accordance with the vote of the majority of the shares of common stock issued in the IPO (“IPO Shares”). If they did not enter into such agreement, under Delaware law, they would be able to vote either “yes” or “no” on the merger proposal, in their discretion, and could possibly cause the merger agreement to be approved although a majority of the IPO shares were voted against the merger (or cause the merger agreement to be defeated although a majority voted for the merger proposal). Therefore, by

Mr. Owen Pinkerton

Securities and Exchange Commission

October 26, 2006

being obligated to vote in accordance with the majority of the IPO shares, the Terra Nova Insiders cannot “sway” the vote in the opposite direction. We have added this disclosure to the section entitled “Summary of the Proxy Statement – Terra Nova Inside Stockholders” on page 11 of the proxy statement.

What happens to the funds deposited in the trust account? Page 7

9.	Please disclose when shareholders who exercise their conversion rights will receive their pro rata allocation from the trust account.

We have revised the section entitled “Questions and Answers about the Proposals” on page 5 of the proxy statement to indicate that stockholders who exercise their conversion rights will receive their pro rata allocation from the trust account promptly after their shares are delivered to Terra Nova.

Can I change my vote after I have mailed my signed proxy card? Page 8

10.	Please clarify that the later-dated signed proxy card must be received by Terra Nova’s secretary prior to the special meeting in order for the vote change to be effective.

We have revised the section entitled “Questions and Answers about the Proposals” on page 5 of the proxy statement to indicate that the proxy card must be received by Terra Nova’s secretary prior to the special meeting in order for the vote change to be effective.

Summary of the Proxy Statement, Page 10

11.	Your summary section currently repeats a great deal of information that has already been addressed in your question and answer section beginning on page 3. By way of example only, the information in the final question and answer on page 5 is repeated under the heading “Terra Nova Inside Stockholders” beginning on page 13. Please view your summary and question and answer sections as one summary section and remove any and all repetition.

We have removed repetition in the section entitled “Questions and Answers about the Proposals” pursuant to the Staff’s request.

12.	Since the merger consideration to be received by ClearPoint consists primarily of shares of your common stock, please revise substantially to discuss the intended use of the funds to be released from escrow upon consummation of the merger.

Mr. Owen Pinkerton

Securities and Exchange Commission

October 26, 2006

We have revised the section “Summary of the Proxy Statement” on page 7 of the proxy statement to discuss the intended use of the funds to be released from the trust account upon consummation of the merger.

The Parties, page 10

13.	Refer to the first paragraph on page 11. Please move quantitative information about revenues and EBITDA to the summary consolidated financial information starting on page 23 where it appears in context with other financial statement items.

We have removed the quantitative information on page 8 to the section entitled “Selected Summary Historical and Pro Forma Condensed Combined Financial Information—ClearPoint’s Summary Selected Financial Data” on page 22 of the proxy statement.

14.	Please limit your use of industry jargon or briefly define terms the first time they are used that investors may not otherwise know. For example, we refer to the following terms included on page 11:

“business process outsourcing services;”

“vendor management systems;”

“performance-based pricing;” and,

“candidate marketing Program.”

Alternatively, consider whether this level of disclosure is too detailed for the summary and should instead be re-located to the Business section of the proxy statement.

We have revised the section entitled “The Parties” on page 8 of the proxy statement to define these terms where they are first used in the document.

Merger Consideration, Page 14

15.	Please disclose that your determination that the merger consideration equaled at least 80% of your assets was based upon your closing share price of $5.27 on July 14, 2006 and your anticipated issuance of 5.997 million shares, as well as 3 subsequent performance payments, disclosing the method used to value those payments.

We have revised the proxy statement in the sections entitled “Merger Consideration” on pages 11 and 54 to disclose that the Terra Nova Board determined that the merger consideration equaled at least 80% of Terra Nova’s assets based upon the number of shares to be issued at the closing and the closing price of Terra Nova’s common stock on July 14, 2006; but that it did not consider the three subsequent performance payments in its analysis, because such payments are

Mr. Owen Pinkerton

Securities and Exchange Commission

October 26, 2006

contingent and may never be paid and the 80% minimum threshold was satisfied without including such payments. Further, the Terra Nova Board received an opinion from Capitalink, L.C. that the transaction is fair to its stockholders from a financial point of view and that the fair market value of ClearPoint is at least equal to 80% of its net assets.

16.	In the last sentence of the first paragraph under this heading, please disclose the number of warrant-holders, the number of shares subject to warrants, and the maximum possible adjustment based upon warrant exercises. Make similar revisions in the final paragraph on page 53.

We have revised the sections entitled “Merger Consideration” on pages 11 and 53 of the proxy statement to disclose the requested information.

17.	Please clarify whether the performance payments that may be made to ClearPoint shareholders occur only if the target share prices are reached or whether a portion of the performance payment may be made if the target share prices are not reached.

We have revised the sections entitled “Merger Consideration” on page 12 and 54 of the proxy statement to indicate that the performance payments that may be made to ClearPoint shareholders occur only if the target share prices are reached.

18.	Refer to the second paragraph under this heading and the table succeeding it. Please clarify whether the performance payments to be made to the “ClearPoint stockholders” shown under the columns marked “cash” and “shares” are aggregate amounts or per shareholder. If these amounts are per shareholder, please disclose this fact. If these amounts are aggregate, please clarify that shareholder will be allocated these aggregate amounts among them, stating the method of allocation.

We have revised the sections entitled “Merger Consideration” on pages 11 and 54 of the proxy statement to indicate that the performance payments presented in the columns are aggregate amounts and that such payments will be allocated pro rata in accordance with the number of shares held by each ClearPoint stockholder.

19.	In addition, please clarify whether the ClearPoint shareholder will receive both the cash amount shown and the number of shares shown, or only one of these.

We have revised the sections entitled “Merger Consideration” on pages 12 and 54 of the proxy statement to indicate that the ClearPoint stockholders will receive both cash and shares.

20.

Please clarify, in the last paragraph under this heading, whether the directors’ decision to pay amounts in cash will supercede any request by a shareholder to receive a payment in Terra Nova stock. In addition, clarify whether the shareholder can receive the

Mr. Owen Pinkerton

Securities and Exchange Commission

October 26, 2006

amounts shown under the columns marked “cash” and “shares” in either all shares or all cash.

We have revised the sections entitled “Merger Consideration” on pages 12 and 54 of the proxy statement to indicate that the directors’ decisions to pay amounts in cash will supersede any request by a stockholder to receive a payment in Terra Nova stock.

Interests of Terra Nova Directors and Officers in the Merger, Page 18

21.	Please disclose that Mr. Chung will be employed as an executive officer following the consummation of the merger and any other employment arrangements as applicable.

Mr. Chung will not enter into any employment arrangement nor receive any compensation as a vice president of Terra Nova. Based on the foregoing, we do not believe that his employment as vice president after the merger rises to an “interest” of the Terra Nova Directors and Officers and have therefore not made any revisions to the proxy statement in response to this comment.

Termination, Amendment and Waiver, Page 20

22.	Please disclose whether ClearPoint would be obligated to make any payments to Terra Nova if it materially breaches any of its covenants or warranties that lead to the termination of the merger agreement.

We currently indicate that the merger agreement does not specifically address the rights of a party in the event of a refusal or wrongful failure of the other party to consummate the merger, except in the case where Terra Nova is required to pay ClearPoint the $500,000 termination fee. Further, we currently state on page 18 that in the event of a breach, the non-wrongful party would be entitled to assert its legal rights for breach of contract against the wrongful party. We have added language on pages 18 and 62 to make it clear that this also applies in the case of a material breach by ClearPoint of its covenants or warranties.

Risk Factors, Page 29

23.	Please include a risk factor discussing the fact that Terra Nova’s ability to request indemnification from ClearPoint for damages arising out of the merger is limited to those claims where damages exceed $475,000, and then only will Terra Nova be able to collect from ClearPoint those damages above $375,000, as discussed at the top of page 60.

We have revised the section “Risk Factors” on page 30 of the proxy statement to disclose a risk regarding Terra Nova’s ability to request indemnification from ClearPoint.

Mr. Owen Pinkerton

Securities and Exchange Commission

October 26, 2006

24.	Please include a risk factor that discusses ClearPoint’s limited client base, including the fact that 34 percent of its FY 2005 revenues were generated from its ten largest customers, 10 percent of which came from its largest customer, Philip Morris.

We have included a new risk factor on page 28, as requested by the Staff.

ClearPoint’s vendor management software solution will consistently require upgrades to compete with other software solutions being offered, Page 29

25.	Please revise the risk factor heading and text to clearly identify the risk being identified.

We have revised the risk factor on page 27 to clearly identify the risk being identified.

ClearPoint may be exposed to employment-related claims and costs that could materially adversely affect its business, Page 29

26.	Please expand the fourth bullet point on page 30 to explain what types of claims “errors and omissions of temporary employees” give rise to. Please also disclose whether any of the types of claims contemplated have occurred in the past and if, the frequency and severity of such claims.

We have revised the disclosure as requested on page 28 of the proxy statement. We wish to advise you supplementally that ClearPoint has advised us that no such claims have occurred and to the best of ClearPoint’s knowledge, no such claims are contemplated at this time.

Since ClearPoint has a limited operating history, and as a result, prospective investors have a limited historical basis to judge whether ClearPoint’s business can be successful, Page 30

27.	Please clarify how you have determined that ClearPoint’s operations are in the early stages of development in light of your characterization of the company as a “leader” in its field. Please revise this risk factor to more clearly present the risk to investors.

We have removed the risk factor on page 28 of the proxy statement as such risk factor no longer applies to the business of ClearPoint.

Mr. Owen Pinkerton

Securities and Exchange Commission

October 26, 2006

ClearPoint has incurred losses over the last two fiscal years as well as though the first six months of 2006 and has an accumulated deficit, Page 30

28.	Please remove your statement that the completion of the proposed merger will allow the company to reduce its debt and interest expense for 2007 since such language tends to mitigate the risk you are presenting.

We have removed the requested language on page 28 of the proxy statement.

Forward-looking Statements, Page 35

29.	It does not appear that you are making any forward-looking statements regarding - most of the bullet points included on page 35. Please revise accordingly.

We have revised the section entitled “Forward-Looking Statements” on page 33 of the proxy statement to remove those bullet points which are not applicable.

Special Meeting of Terra Nova Stockholders, Page 36

Conversion Rights, Page 38

30.	Please revise your disclosure in the first paragraph on page 39 to explain that there is no guarantee that a non-converting shareholder will be able to sell his shares, even if the market price per share is higher than the conversion price, as there may not be sufficient liquidity in your securities when a holder wishes to sell.

We have revised the section entitled “Conversion Rights” on page 37 of the proxy statement to disclose the requested information.

The Merger Proposal, Page 40

31.

We note your disclosure on page 40 that the merger consideration is “subject to adjustment based upon levels of funded debt and of defined working capital and adjusted earnings before interest, taxes, depreciation and amortization of ClearPoint at the closing.” Please expand your disclosure in the body of the proxy statement to clearly describe and quantify these adjustment provisions so that an investor may appreciate the affect they will have on the total consideration to be received by ClearPoint as well as the methods used to value ClearPoint. Consider providing an example of the adjustment, using hypothetical levels of funded debt and of defined

Mr. Owen Pinkerton

Securities and Exchange Commission

October 26, 2006

working capital and adjusted earnings before interest, taxes, depreciation and amortization.

We have expanded the disclosure in the section entitled “The Merger Proposal” on page 38 of the proxy statement to describe and quantify the adjustment provisions.

Background of the Merger, Page 40

32.	Please provide additional details regarding the nature of the other companies with whom you entered into “substantial discussions” in May 2006. Please disclose the actual number of companies, the industries in which these companies operated and the reasons why a merger with these companies was not pursued.

We have revised the section entitled “Background of the Merger” beginning on page 38 of the proxy statement to disclose additional details regarding the nature of other companies that Terra Nova entered into substantial discussions with in May 2006.

33.	Please revise the background section to provide additional details regarding the substance of the negotiations between Terra Nova and ClearPoint, including disclosure of the specific terms of the merger agreement that were revised as a result of the negotiations. For example, we note from page 48 that the aggregate number of shares to be issued in the merger was reduced from 6.71 million to 5.997 million.

We have the revised the section entitled “Background of the Merger” on page 40 of the proxy statement to disclose additional details regarding the substance of the negotiations between Terra Nova and ClearPoint.

34.	Refer to the third paragraph under this heading. Please expand your discussion of the problems with the 5 potential merger opportunities to explain what the perceived issues with the structure of the overall structure of the transaction were that caused you to decline farther consideration of these opportunities.

We have the revised the section entitled “Background of the Merger” on page 40 to provide the requested disclosure. We also refer the Staff to our response to SEC Comment No. 32 above.

35.	We note from your disclosure in the fifth paragraph on page 41 that your board’s June 8, 2006 meeting included Randall Oliphant, an advisor to you. Please describe in more detail the basis upon which Mr. Oliphant served as your advisor and disclose whether he has or will receive any compensation for such advisory services.

Mr. Owen Pinkerton

Securities and Exchange Commission

October 26, 2006

We have the revised the section entitled “Background of the Merger” on page 40 to disclose the basis upon which Mr. Oliphant served as Terra Nova’s advisor. Mr. Oliphant has not and will not receive any compensation for such advisory services.

Terra Nova’s Board of Directors’ Reasons for the Approval of the Merger, Page 42

36.	Please disclose any negative factors considered by the board in making its determination.

We have revised the section entitled “Terra Nova’s Board of Directors’ Reasons for the approval of the Merger” on page 42 of the proxy statement to disclose negative factors considered by the board.

Fairness Opinion, Page 45

Merger Consideration Analysis, Page 48

37.	Please disclose the method used to value the three performance payments to be made. In addition, please specifically detail how Capitalink arrived at the high and low ends of the range of merger consideration. Finally, clarify whether Capitalink’s analysis and the range of values assumed the issuance of 6.710 million shares or 5.997 million shares.

We have revised the section entitled “Fairness Opinion” on page 47 of the proxy statement to disclose the requested information.

Discounted Cash Flow Analysis, Page 48

38.	Please clarify the basis for using discount rates of 18 to 20 percent as well as the basis for the terminal revenue Multiples, the EBITDA multiples and long term perpetual growth rates. In addition, please disclose whether Capitalink factored in a liquidity discount and, if not, why not.

We have revised the section entitled “Fairness Opinion – Discounted Cash Flow Analysis” on page 48 of the proxy statement to disclose the requested information.

ClearPoint Comparable Company Analysis. Page 49

39.	Please define the acronym “LTM” appearing in the third paragraph under this heading.

We have revised the section entitled “Fairness Opinion – ClearPoint Comparable Company Analysis” on page 48 of the proxy statement to define the acronym “LTM.”

Mr. Owen Pinkerton

Securities and Exchange Commission

October 26, 2006

ClearPoint Comparable Transactions Analysis, Page 50

40.	Please identify the names of the companies involved in the comparable transactions.

We have revised the section entitled “Fairness Opinion – ClearPoint Comparable Transactions Analysis” on page 50 of the proxy statement to identify the names of the companies involved in the comparable transactions.

The Merger Agreement, Page 53

Advisory Services Agreement, Page 55

41.	Please provide additional disclosure regarding the types of services that will be provided to Terra Nova Management Corp. and whether the monthly payment of $200,000 is owed regardless of whether services are performed. In addition, please disclose the percentage ownership of Terra Nova Management by each of Messrs. Kololiam, Chung and Gill and advise us as to whether these fees will be treated as compensation to these individuals.

We have revised the section entitled “Advisory Services Agreement” on pages 13 and 55 to indicate that the payments are owed as long as the requested services are performed and the ownership percentages of TerraNova Management. Such fees will not be treated by Terra Nova as compensation to Messrs. Kololian, Chung and Gill, but rather as a consulting fee to TerraNova Management.

Unaudited Pro Forma Condensed Combined Financial Information, Page 64

42.	Please revise your narrative discussion to clarify that the pro forma financial statements also reflect your intention to use existing cash to retire ClearPoint s, existing debt facilities and redemption of C1earPoint’s outstanding warrants.

We have revised the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” on page 65 of the proxy statement to clarify the requested disclosure.

Notes to Unaudited Pro Forma Condensed Combined Balance Sheets, Page 66

43.	Please tell us the amount of acquisition costs included in the disclosed in Note (1) which relate to amounts paid to ClearPoint employees. Please also advise us how you plan on accounting for these costs and the consideration given to paragraphs 24 and A8 of SFAS 141 in determining the appropriate accounting treatment for these costs.

Mr. Owen Pinkerton

Securities and Exchange Commission

October 26, 2006

Within the $2,700 disclosed in Note (1), $200 is to pay ClearPoint employees based on existing employment agreements, which will be fully expensed as incurred in the year that the transaction takes place.

Other Information Related to Terra Nova, Page 84

Plan of Operations, Page 87

44.	Your disclosure refers several times to amounts expended for “professional fees.” Please expand your disclosure to describe the services received for those fees and identify the parties receiving those fees.

We have revised the section entitled “Plan of Operations” on page 88 to include the services received for professional fees and the parties receiving these fees.

45.	Refer to the seventh paragraph on page 88. We note that you reimbursed officers and directors for certain expenses. Please expand your description of “dues and subscriptions” and “furniture and equipment” to explain exactly what these items consisted of.

We have revised the disclosure in the section entitled “Plan of Operations” on page 88 to remove the references to “dues and subscriptions” and “furniture and equipment.”

Business of C1earPoint, Page 89

46.	Please explain how ClearPoint derives revenues.

We have revised the section entitled “Business of ClearPoint” on page 90 of the proxy statement to explain how ClearPoint derives revenues.

ClearPoint’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 94

47.	We note your references to Section 27A of the Securities Act of 1933 and Section 2lE of the Securities Exchange Act of 1934. These sections, by their terms, are not available to non-reporting companies like ClearPoint. Please revise to remove the implication that Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 apply to the statements of ClearPoint.

We have removed the references to Sections 27A and 21E as requested by the Staff’s comment.

Mr. Owen Pinkerton

Securities and Exchange Commission

October 26, 2006

48.	Please revise to include an overview of the most important trends used by management of ClearPoint to evaluate its business and results, including a discussion of the methods used by management to address these trends.

We have revised the disclosure in the section entitled “ClearPoint’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 95 as requested by the Staff’s comment.

Six Months Ended June 30, 2006 Compared to Six Months Ended June 30, 2005, Page 97

Revenue, Page 97

49.	Please explain, in the third sentence under this heading, what a “first year transportation office” is. In addition, please revise the last sentence under this heading to provide examples of the “nontraditional methods” you use to locate specialized talent.

We have revised the disclosure in the section entitled “ClearPoint’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 99 as requested by the Staff’s comment.

Cost of Services and Gross Profits, Page 97

50.	Please explain why there was a “stronger demand” in the transportation staffing market for the period presented and explain whether management expects this increased demand to continue and why.

We have revised the disclosure in the section entitled “ClearPoint’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 99 as requested by the Staff’s comment.

Interest Expense, Page 98

51.	Given that the warrant liability you refer to in the last sentence under this heading affects several of the periods presented in MD&A, please provide a brief description of this liability here, rather than simply referring to the financial statement notes.

We have revised the section entitled “ClearPoint’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 100 to provide the requested disclosure.

Mr. Owen Pinkerton

Securities and Exchange Commission

October 26, 2006

Twelve Months Ended June 30, 2004 Compared to Twelve Months Ended June 30, 2003, Page 100

Operating Expenses, Page 100

52.	You state that various expenses represent different percentages under this heading but do not state the figure to which the percentage relates. Please revise.

We have revised the section entitled “ClearPoint’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 103 to provide the requested disclosure.

Liquidity and Capital Resources, Page 101

53.	Please revise to clearly state ClearPoint’s short and long term liquidity needs and its plans to satisfy those needs. Include, if appropriate, a discussion of any planned uses of the proceeds to be released from escrow upon consummation of the Merger.

We have revised the section entitled “ClearPoint’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 103 to provide the requested disclosure.

54.	Please clearly indicate the current amount outstanding under each instrument describe. For example, you have not indicated how much is outstanding under the note payable to Blue Lake Rancheria in the fifth paragraph under this heading.

We have revised the section entitled “ClearPoint’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 104 to provide the requested disclosure.

Beneficial Ownership of Securities, Page 111

55.	Please identify the natural persons who control the shares held by any non-public entity.

We have revised the section entitled “Beneficial Ownership of Securities” on page 115 to indicate who controls the shares held by non-public entities.

Financial Statements and Notes

Mr. Owen Pinkerton

Securities and Exchange Commission

October 26, 2006

ClearPoint Business Resources, Inc.

Consolidated Statements of Cash Flows, Page F-7

56.	We note that ClearPoint accounted for its accounts receivable financing arrangement with Wells Fargo as a financing transaction. Please explain to us how ClearPoint presented the changes in the net proceeds and repayments related to this financing arrangement in its statement of cash flows. Please cite the relevant accounting literature which supports this classification.

In the consolidated statements of cash flows, ClearPoint classified its accounts receivable financing as an operating activity and not as a financing activity. This was done in accordance with SFAS 95, paragraph 22a.

Note 2 - Summary of Significant Accounting Policies

57.	Please explain to us ClearPoint’s basis for determining that the referenced ownership exchange represents a reorganization of entities under common control. With respect to each entity, please summarize for us the direct and indirect ownership structure for each period presented in the historical financial statements along with the ownership structure of ClearPoint immediately after the transactions. Refer to EITF 02-5 for clarification of the common control criteria.

Although the EITF did not reach a consensus on how to determine common control in EITF 02-5, EITF 02-5 indicates that SEC registrants should continue to follow the guidance provided by the SEC. This guidance in included in EITF 02-5, paragraph 3. Although ClearPoint is not an SEC registrant, it did follow the guidance of paragraph 3a which indicates that common control exists if an individual or enterprise holds more than 50% voting ownership interest in each entity.

In each reporting period, Michael Traina, the CEO of ClearPoint owned 58% of the voting interests of Mercer Ventures, Inc. as of December 31, 2003 and 2004 and 50% ownership and voting interests of Allied Contract Services, LLC, as of December 31, 2004 (note that Allied did not exist at December 31, 2003). As of January 1, 2005, the date of the reorganization, Mr. Traina owned 54% of the new parent, Mercer Staffing, Inc. and in turn, Mercer Staffing, Inc. owned 100% of both Mercer Ventures and Allied. As a result, ClearPoint believes it has met the requirements of Paragraph 3a. We are sending to Ms. McManus a complete ownership listing as of December 31, 2003 and 2004 and as of January 1, 2005.

Mr. Owen Pinkerton

Securities and Exchange Commission

October 26, 2006

58.	We note from your disclosure that you consolidated MVI from January 1, 2004 and Allied from the date of formation on June 21, 2004. Please advise us and revise to disclose which entities were combined or consolidated prior to January 1, 2004.

Prior to June 21, 2004 only one entity existed (which was Mercer Ventures, Inc.). We have revised the footnote to reflect that Mercer Ventures, Inc. was consolidated with Mercer Staffing Inc. as of January 1, 2003.

(d) Revenue Recognition, Pages F-9-F-10

59.	We note that ClearPoint recognizes revenue related to vendor managed services when the service is rendered. Please revise to expand this disclosure to further explain the services performed under these arrangements and when these services are considered rendered. In this regard, please also tell us how ClearPoint considered the revenue recognition guidance in SAB Topic 13(A)(4)(d).

ClearPoint is in the outsourcing, placement and recruiting business. The vendor managed services provided by ClearPoint essentially comprise a one-stop shop for sourcing temporary employees for its customers. Services include managing the recruitment process, and handling billing, payment, dispute and reporting. These services are free to its customers. ClearPoint invoices its customers for the services provided by the temporary employees at rates agreed to by its customers. ClearPoint deducts from these billings a contracted percentage and remits the balance to the vendors (i.e. the temporary employees).

Revenue is earned at the point services are provided by the vendors and invoiced by ClearPoint to its customers. ClearPoint records its contracted percentage share at the time it invoices its customers for services rendered by its vendors. ClearPoint deems this is appropriate and believes that the nature of arrangement is different from the one discussed in SAB Topic 13(A) (4) (d).

In the arrangement in SAB Topic 13, Company M provides processing and billing services to its customers, i.e. health care providers. Company M is responsible for collecting from third party payers. Company M’s fees for these services are paid by the healthcare providers at a fixed percentage of collections made and no payment is received by Company M if no collections are made. The requisite activity performed by Company M to earn its fees is collections.

In case of ClearPoint, the requisite activity to be performed to earn its fees is the filling-up of and managing the temporary recruitment needs of its customers and billing them. As such, revenue is earned when these services have been provided and no other significant obligations remain. The collection of revenue from its customers is not the significant activity. However, ClearPoint does consider collectibility from its customers when it recognizes revenue.

Mr. Owen Pinkerton

Securities and Exchange Commission

October 26, 2006

60.	We note from your disclosure on page 92 that ClearPoint offers a proprietary software solution to assist companies with the management of their staffing providers. Please tell us the amount of revenue recognized in your historical financial statements associated with the sale of this software solution. In addition, please explain to us whether this software solution is sold in connection your vendor managed service arrangements and, if material, disclose the relevant terms of these arrangements and how revenue is recognized. Your response should include discussion of how you considered the guidance outlived in SOP 97-2 and EITF 00-21, as applicable.

In accordance with SOP 97-2, Paragraph 2, ClearPoint considers the proprietary software solution to be a tool used in the management service solution sold to its customers. It does not charge license fees or any other fees for the software and the software itself is used as an internal management tool.

EITF 00-21, Paragraph 9 indicates that in an arrangement with multiple deliverables, the items delivered should be considered a separate unit of accounting only if all three of the criteria in that paragraph are met. The software does not meet the criteria as a separate unit since it (i) is a tool used for internal management purposes, (ii) is an integral part of the entire management service solution sold to its customers, and (iii) has no determinable value on a stand alone basis. The only way the software can be returned is if the entire vendor management contract is cancelled or not renewed by the customer.

Note 3 – Business and Asset Acquisitions, Pages F-13-F-14

61.	Quantum represents a significant acquisition for ClearPoint. Tell us what consideration was given to providing audited financial statements for Quantum in accordance to Rule 3-05 of Regulation S-X to provide investors with a more complete understanding of ClearPoint’s historical operations.

The audited financial statements of Quantum as of July 29, 2005 (the date prior to its acquisition by ClearPoint) and September 30, 2004 and 2003 have been included in the amended filing.

Note 11 – Income Taxes, Pages F-19-F-20

62.

Please tell us and consider disclosing how they considered paragraphs 23—25 of SFAS 109 in determining that no valuation allowance is required. The response should include a discussion of both positive and negative evidence and the weight

Mr. Owen Pinkerton

Securities and Exchange Commission

October 26, 2006

given to such evidence. The weight should be commensurate to the extent to which the evidence can be objectively verified.

ClearPoint determined that a valuation allowance was not required against the deferred tax assets by weighing the positive and negative evidence as required by paragraphs 23-25 of SFAS 109. The negative evidence identified by management was the accumulated deficit and pre-tax net losses sustained by ClearPoint for financial statement purposes.

The positive evidence included the following:

a.	The accumulated deficit and pre-tax net losses for financial statement purposes resulted from permanent differences between book and taxable income and that ClearPoint would have future taxable income sufficient to realize the deferred tax asset.

b.	Any available net operating loss carryforwards were utilized in 2004 to offset taxable income generated in 2004.

c.	ClearPoint has projected future taxable income that will be sufficient to realize the deferred tax asset.

d.	Taxes estimated to be paid in 2006 and taxes paid in prior years could be recovered by carryback upon the reversal of deductible temporary differences or by the taxable income that would result from the reversal of existing taxable temporary differences.

After weighing the positive and negative evidence, ClearPoint’s management concluded that the positive evidence outweighed the negative evidence and that a deferred tax valuation allowance was not required. Accordingly, we have not made any revisions to the footnote.

Terra Nova Acquisition Corporation

Note 3 – Offering, Page F-32

63.	We note from your Warrant Agreement that you will use your best efforts to cause the registration statement, registering the shares underlying the warrants issued in connection with your IPO, to become effective and to maintain effectiveness through the expiration of the warrants. Please tell us how you have considered the guidance of EITF 00-19 in determining the appropriate classification of the warrants issued as part of the units registered is your 2005 public offering. In this regard, your guarantee to maintain an effective 1933 Act registration statement with a current prospectus at the time of exercise of the warrant is outside of your control. Specifically, explain to as how you considered the provisions in paragraph 17 of EITF, 00-19, which requires the assumption of net cash settlement when the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shaves.

Mr. Owen Pinkerton

Securities and Exchange Commission

October 26, 2006

The Company’s Warrant Agreement, dated as of April 18, 2005 (“Warrant Agreement”), is between the Company and Continental Stock Transfer & Trust Company (“Continental”), as Warrant Agent. There are no third party beneficiaries to the Warrant Agreement (except for EarlyBirdCapital, Inc., the representative of the underwriters in the Company’s initial public offering, with respect to certain limited provisions directly affecting EarlyBirdCapital, Inc.). Furthermore, the Warrant Agreement does not specifically require the consent of any registered warrant holder to cure any ambiguity, omission or oversight or to add any provision with respect to matters or questions arising under the Warrant Agreement as the parties to the Warrant Agreement may deem necessary or desirable and that the parties deem shall not adversely affect the interest of the registered warrant holders. Accordingly, the only parties that need to approve an agreement covering the foregoing situations are the Company and Continental.

On September 6, 2006, the Company entered into a Warrant Clarification Agreement (“Clarification Agreement”) with Continental. The Clarification Agreement was included as Exhibit 4.1 to the Current Report on Form 8-K filed by the Company on September 12, 2006. The Clarification Agreement made explicit that, effective as of April 18, 2005 (the date of the Company’s initial public offering), the Company is not obligated to pay cash or other consideration to the holders of warrants or otherwise “net-cash settle” any warrant exercise if the Company is unable to deliver securities pursuant to the exercise of a warrant because a registration statement under the Securities Act of 1933, as amended, with respect to the common stock is not effective. Such change is not an amendment that alters the actual terms of the Warrant Agreement. Instead, it simply clarifies that net-cash settlement was never intended to be a remedy for registered warrant holders, based on the intent of the parties as set forth in the Warrant Agreement and the Prospectus. Such clarification is entirely consistent with the terms of the Warrant Agreement and the disclosure contained in the Company’s Prospectus, dated April 18, 2005 (“Prospectus”). Specifically, (A) Section 3.3.2 of the Warrant Agreement provides that Company shall not be obligated to deliver any securities pursuant to the exercise of a warrant unless a registration statement under the Securities Act of 1933, as amended, with respect to the common stock is effective and (B) the Prospectus indicated (i) that no warrant would be exercisable unless at the time of exercise a prospectus relating to the common stock issuable upon exercise of the warrant is current and the common stock has been registered under the Securities Act of 1933, as amended, or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrant and (ii) that the warrant may be deprived of any value and the market for the warrant may be limited if the prospectus relating to the common stock issuable upon the exercise of the warrant is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holder of the warrant resides. Accordingly, the rights of registered warrant holders were clearly established at the time of the Company’s initial public offering and, as such, the Clarification Agreement simply clarifies their rights.

Moreover, it is the Company’s position that, notwithstanding the Clarification Agreement, (i) if the Company were unable to deliver securities pursuant to the exercise of a

Mr. Owen Pinkerton

Securities and Exchange Commission

October 26, 2006

warrant because a registration statement under the Securities Act of 1933, as amended, with respect to the common stock was not effective and (ii) had a registered warrant holder thereafter sought net cash settlement of his warrant from the Company, the registered warrant holder would not be entitled to such settlement as the terms of the Warrant Agreement and disclosure in the Prospectus clearly indicate that they are not entitled to such settlement. Accordingly, it is the Company’s position that such a registered warrant holder would be forced to bring an action against the Company for such settlement whether or not the Clarification Agreement was entered into. Notwithstanding the fact that from a strict reading of EITF 00-19, because the Warrant Agreement was originally silent as to net cash settlement, such settlement is implied, the disclosure in the Warrant Agreement and Prospectus clearly establish otherwise. The Company believes that it would prevail in an action against the Company under such circumstances. This conclusion further justifies the Company’s position that registered warrant holders were not adversely affected in any way by the Clarification Agreement.

For the reasons set forth above, the Company believes that the Clarification Agreement, taken together with the Warrant Agreement and the disclosure in the Company’s Prospectus, supports the Company’s accounting of its warrants, as of the date of its initial public offering, as permanent equity.

Note 4 – Proposed Merger and Deferred Acquisition Costs, pages F-32-F-33

64.	We note that you plan on accounting for the acquisition of ClearPoint as a reverse acquisition under the purchase method of accosting. Please tell as how you evaluate paragraphs 15-17 of SFAS 141 in determining the accounting acquirer

In evaluating paragraphs 15-17 of SFAS 141, we concluded that ClearPoint was the accounting acquirer based on the following:

•	The CEO and President (the two founding shareholders) of ClearPoint become the stockholders with the most voting rights in the combined entity, representing 44% of the combined entity upon closing.

•	The composition of the senior operating management of the combined entity will be comprised entirely of existing ClearPoint management (CEO, President, COO and CFO and those divisional heads reporting directly to them).

•	The CEO and President of ClearPoint will both be members of the Board of Directors of the combined entity.

Mr. Owen Pinkerton

Securities and Exchange Commission

October 26, 2006

•	TerraNova Acquisition Corporation will have only one current officer on the Board of Directors of the combined entity and will not have control of the Board.

•	TerraNova Acquisition Corporation does not have any operations.

Note 8 – Common Stock, Pages F-33 – F-34

65.	We note that you classify 19.99% of the shares issued in connection with your 2005 public offering as temporary equity and the remaining 80.01% as a component of permanent equity. Please tell us how you considered the guidance in EITF Topic A-98 in reaching the conclusion that all of the shares issued in connection with your 2005 public offering are not required to be presented as a component of temporary equity. In this regard, please clarify whether the corporation is liquidated and dissolved to the extent you are unable to make an acquisition by April 22, 2007.

We concluded that the remaining 80.01% of the shares outstanding was permanent equity based on the following excerpt from paragraph 5 of EITF Topic D-98:

“The SEC staff believes that ordinary liquidation events, which involve the redemption and liquidation of all equity securities, should not result in a security being classified outside of permanent equity. In other words, if the payment of cash is required only upon final liquidation of the company, then that potential event need not be considered when applying the rule.”

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Sherie B. Moalemzadeh

Sherie B. Moalemzadeh